Filed pursuant to Rule 253(g)(2)

File No. 024-10810

EMERALD HEALTH PHARMACEUTICALS INC.

FINAL OFFERING CIRCULAR SUPPLEMENT NO. 3

to the Offering Circular qualified on June 7, 2019

 Dated: November 22, 2019

This offering circular supplement no. 3 (this “Supplement”) relates to the offering circular of Emerald Health Pharmaceuticals Inc. (the “Company”), filed on May 30, 2019 as qualified by the Securities and Exchange Commission on June 7, 2019, and as supplemented on June 27, 2019 and July 29, 2019 (the “Offering Circular”). The purpose of this Supplement is to provide the following updated disclosures in the Directors, Executive Officers and Significant Employees and Interest of Management and Others in Certain Transactions sections of our Offering Circular:

Directors, Executive Officers and Significant Employees

On November 15, 2019, Avtar Dhillon resigned as Chairman of the Board of Directors (the “Board”) and as a director of the Company. Effective November 15, 2019, the Board appointed James Heppell, an existing member of the Board, to serve as Chairman of the Board, and the Board appointed James DeMesa, the President and Chief Executive Officer of the Company, as a director to fill the vacancy on the Board created by the resignation of Avtar Dhillon.

Interest of Management and Others in Certain Transactions

Transactions with Related Persons

On November 15, 2019, the Company and Emerald Health Sciences Inc. (“EHS”), the Company’s majority stockholder, entered into a Board Observer Agreement, whereby the Company granted to EHS the right to designate an observer on the Board for so long as EHS maintains ownership of any securities of the Company. Avtar Dhillon was appointed as the initial Board Observer pursuant to the Board Observer Agreement.

On November 15, 2019, the Loan Agreement between EHS, as lender, and the Company, as borrower, dated as of September 1, 2017, as amended on January 26, 2018 (the “Loan Agreement”), was amended by the parties to reduce the interest rate under the Loan Agreement from 12% to 10% per annum.

On November 15, 2019, pursuant to a Notice of Demand received from EHS, $3,000,000 of unpaid principal balance and accrued interest in the amount of $178,933 under the Loan Agreement was repaid to EHS. The repayment was made by a cashless offset of the remaining unpaid principal balance of $3,000,000 and accrued interest in the amount of $178,933 payable to the Company under the Promissory Note dated May 21, 2019, made by EHS in favor of the Company.

On November 15, 2019, the Board approved the termination of the Independent Contractor Agreement dated April 1, 2019 between the Company and EHS. The termination of the Independent Contractor Agreement will be made effective as of December 31, 2019 pursuant to a Termination of Independent Contractor Agreement between the Company and EHS.